Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
December 15, 2005.

Item 3	News Release
The news release was disseminated on December 15, 2005 by CCN Matthews.

Item 4	Summary of Material Change

Canplats Resources Corporation (TSX-V: CPQ) is pleased to report that the company has acquired four claim blocks covering approximately 15.4 square miles (4,000 hectares) in the Mecatona gold-silver district in the state of Chihuahua, Mexico, approximately 12 miles (20 kilometers) south of Parral. The properties cover the principal veins of the district where historic mining activities focused on gold-silver production from epithermal veins measuring from one to five meters in thickness.

Item 5	Full Description of Material Change
See attached news release dated December 15, 2005.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Assistant Corporate Secretary. (604) 689-3846.

Item 9	Date of Report
December 19, 2005.

December 15, 2005	TSX Venture Exchange: CPQ

CANPLATS ACQUIRES GOLD PROJECT IN NORTH CENTRAL MEXICO

Vancouver, B.C. – Canplats Resources Corporation (TSX-V: CPQ) is pleased to report that the company has acquired four claim blocks covering approximately 15.4 square miles (4,000 hectares) in the Mecatona gold-silver district in the state of Chihuahua, Mexico, approximately 12 miles (20 kilometers) south of Parral. The properties cover the principal veins of the district where historic mining activities focused on gold-silver production from epithermal veins measuring from one to five meters in thickness.

For the two claim blocks covering two idle mines, Canplats agreed to pay to two private owners an aggregate of US$15,000 on signing (paid) and staged cash payments in the first two years totalling US$80,000. For the other two claims that surround the former producers, Canplats acquired a 100% interest for the cost of staking (US$10,000).

The Mecatona district includes two small operating producers and six abandoned mines. Recent surface and underground sampling on Canplats’ properties has returned values of up to 45.1 grams of gold per tonne and 1,770 grams of silver per tonne (1.3 ounces of gold per tonne and 51.6 ounces of silver per ton). Compilation of mapping and sampling is underway to identify drill sites. The encouraging high-grade gold and silver values indicate excellent potential for high-grade bonanza-style mineralization in veins. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Canplats Resources Corporation, is the Qualified Person (QP) responsible for reviewing available data for the Mecatona property package.

In addition to holdings in the Mecatona district, Canplats has retained two geologists with a proven track record of discoveries in the region to conduct property examinations and regional exploration in north central Mexico. The program will commence in the New Year and continue for at least six months.

Canplats holds a 100% interest in three other gold prospects located in the state of Durango, Mexico: Rodeo, Yerbabuena and El Rincon, and continues to seek other gold projects in Mexico with exceptional exploration potential.

For further information, contact:

Corporate Information

Canplats Resources Corporation

R.E. Gordon Davis

Chairman, President and C.E.O.

Direct: (604) 484-8220

Paul LaFontaine

Director, Investor Relations

Direct: (604) 484-8212

info@canplats.com

http://www.canplats.com

Investor Inquiries G2 Consultants Corporation NA Toll-Free: (866) 742-9990 Tel: (604) 742-9990 Fax: (604) 742-9991 canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.